[CANON INC. LETTERHEAD]

June 28, 2006

VIA EDGAR

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20012

Re:	Canon Inc. (the "Company")
Form 20-F for the fiscal year ended December 31, 2005 (the "20-F")
File No. 0-15122

Dear Ms. Blye:

      Thank you for your June 14, 2006 letter requesting supplemental information relating to the 20-F. Please be advised as follows:

      1.      Canon does not have any factories or other properties in North Korea, Iran, Sudan or Syria. The reference to "Korea" in the 20-F should have been to South Korea. We will specify South Korea in future filings. With regards to the other countries you reference in the June 14 letter:

           (a)      Iran. Our indirect subsidiary, Canon Middle East FZ-LLC, a company organized under the laws of Dubai Technology, Electronic Commerce and Media Free Zone, Dubai, United Arab Emirates ("Canon Middle East"), sells to two unaffiliated distributors in Iran. Canon Middle East sells photographic products to one such unaffiliated distributor, and photographic products and various calculators, printers, copiers, facsimile machines and other office imaging products to the other unaffiliated distributor. Another subsidiary, Canon Europa N.V. ("Canon Europa"), the parent company of Canon Middle East, sells broadcast lenses and ophthalmic products to separate unaffiliated resellers selling to customers in Iran.

           (b)      Sudan. Canon Middle East sells copiers, printers, facsimile machines, scanners and other office imaging products to an unaffiliated distributor in Sudan. In addition, Canon Europa sells broadcast lenses to an unaffiliated distributor selling to customers in Sudan.

           (c)      Syria. Canon Middle East sells photo and video cameras, lenses and binoculars to one unaffiliated distributor in Syria and copiers, printers, facsimile machines, scanners, document imaging management systems, projectors, calculators and other office imaging products to another unaffiliated distributor in Syria. Canon Europa sells broadcast lenses and ophthalmic products to separate unaffiliated resellers selling to customers in Syria.

      Total net sales in those three countries in 2005 were less than one-tenth of one percent of our worldwide net sales in 2005, which are Yen 3,754,191 million.

     We do not currently anticipate any material change in the extent or nature of such activities in the next several years, but plan to monitor the international political and security climate in determining the future level of our activities relating to Iran, Sudan and Syria.

     Canon Europa and Canon Middle East implement export control procedures in their sales to distributors. Sales are made only when intended for non-military use. We are not aware of the products sold for distribution in Iran, Sudan and Syria being put to military use.

      2.      We do not believe that our contacts with Iran, Sudan and Syria are material, either individually or in the aggregate. Aggregate sales to resellers in the countries listed above are far from significant, as noted above. Furthermore, given the extremely limited nature of our sales to resellers in the specified countries, the type of products we sell, our internal export control procedures and our lack of a physical presence, investments or ties to governments in these countries, we do not believe that the reporting/divestment legislation and policies you note will have a material impact on investor sentiment or share value.

      As requested, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please contact Mr. Seymour Liebman at Canon U.S.A., Inc., One Canon Plaza, Lake Success, New York 11552. Mr. Liebman’s phone number is 516-328-5191.

Very truly yours,

CANON INC.

/s/ Tsuneji Uchida

Tsuneji Uchida
President and COO